TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS for the three-month period ended March 31, 2013 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2012, prepared in accordance with IFRS, the related MD&A, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of May 1, 2013. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS

	Three months ended
		March 31,
(Cdn$ in thousands, except per share amounts)	2013	2012	Change
Revenues	60,150	55,353	4,797
Gross profit	13,214	20,327	(7,113)
Net loss	(10,482)	(6,253)	(4,229)
Per share (“EPS”) [1]	(0.05)	(0.03)	(0.02)
Adjusted net earnings (loss) [2]	(2,858)	3,060	(5,918)
Per share (“adjusted EPS”) [1,2]	(0.01)	0.02	(0.03)
Adjusted EBITDA [2]	7,969	11,333	(3,364)
Capital expenditures	53,742	37,695	16,047

	As at	As at
	Mar. 31, 2013	Dec. 31, 2012	Change
Cash and equivalents	69,145	134,995	(65,850)
Non-cash working capital [2]	45,501	18,500	27,001
Net debt [2]	193,831	117,865	75,966
Equity	466,286	469,808	(3,522)

1 Calculated using weighted average number of shares outstanding under the basic method.

2 Adjusted net earnings (loss), adjusted EPS, adjusted EBITDA, and net debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 17-20 of this MD&A.

Q1 2013 and Q1 2012 Comparison

  Increased revenues were driven by increased production allowing an increase in sales partially offset by lower realized copper prices;

  Decline in gross profit was driven by an increase in operating costs related to GDP3;

  Decline in cash and equivalents balance was due to GDP3 capital expenditure requirements. Cash outflow is expected to decline going forward due to the completion of construction of GDP3;

  Increase in non-cash working capital was due to the increases in accounts receivable and ending inventory for the period; and

  Net debt has increased due to decreased cash balances as well as additional capital lease financings for the expanded mining fleet.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine

Operating Data (100% basis)	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Tons mined (millions)	22.6	17.9	16.8	15.8	15.7
Tons milled (millions)	4.3	4.2	4.3	3.9	3.9
Strip ratio	3.3	2.9	2.8	3.4	2.9
Copper concentrate
Grade (%)	0.318	0.298	0.321	0.334	0.305
Recovery (%)	84.8	84.8	82.8	88.1	87.0
Production (million pounds Cu)	23.2	21.2	22.9	23.0	20.7
Sales (million pounds Cu) [6]	22.4	23.0	21.2	27.2	18.1
Inventory (million pounds Cu) [5]	3.3	2.5	4.3	2.6	6.8
Copper cathode
Production (million pounds)	-	0.2	0.7	0.9	0.1
Sales (million pounds)	-	0.5	0.9	0.7	-
Molybdenum concentrate
Grade (%)	0.011	0.009	0.009	0.013	0.013
Recovery (%)	38.2	31.0	33.7	36.7	43.1
Production (thousand pounds Mo)	355	223	276	379	438
Sales (thousand pounds Mo)	337	215	279	361	472
Per unit data (US$ per pound) [1,4]
Operating costs of production[1,2]	$2.28	$2.47	$2.29	$1.85	$2.20
By-product credits [3]	(0.21)	(0.17)	(0.15)	(0.23)	(0.39)
Net operating costs of production [1]	$2.07	$2.30	$2.14	$1.62	$1.81
Off-property costs	0.38	0.42	0.36	0.43	0.38
Total operating costs 1, 7	$2.45	$2.72	$2.50	$2.05	$2.19

1 Operating costs of production, net operating costs of production and total operating costs are non-GAAP financial performance measures with no standard definition under IFRS. See pages 17-20 of this MD&A.
2 Operating costs of production are comprised of direct mining and processing costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. It excludes capitalized stripping cost per IFRIC 20. Non-cash costs such as share-based compensation and depreciation have been also excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.
5 Balance of finished goods inventory as at the end of the period.
6 Copper pounds sold reflect total copper pounds sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to derive net pounds of copper sold.
7 These numbers have been restated due to the impact of IFRIC 20. See note 21 of our condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

In the first quarter 2013, Gibraltar mined 22.6 million tons of material, a 26% increase over tons mined in the fourth quarter of 2012 and a 44% increase over tons mined in the first quarter of 2012. Gibraltar milled 4.3 million tons in the first quarter of 2013, which was comparable to the 4.2 million tons milled during the fourth quarter of 2012 and a 10% increase over the 3.9 million tons milled during the first quarter of 2012. The average copper head grade was 0.318% . Copper recovery of 84.8% was consistent with the fourth quarter of 2012. Target mill hourly throughput rates were achieved during the quarter but operating time was below target as a result of GDP3 tie-ins. Progress has been made on circuit restrictions and feed distribution to the secondary grinding circuit.

Copper concentrate production during the first quarter of 2013 was in line with the production in previous three quarters despite mill availability being 15% below historical levels due to the impact of GDP3 tie-ins. Copper concentrate production during the first quarter of 2013 was 23.2 million pounds, an increase of 10% and 12% compared to the production the fourth quarter of 2012 and first quarter of 2012, respectively. Operating costs improved over the previous quarter, but continued to be impacted by the additional personnel required for the GDP3 ramp-up and a 26% increase in total tons mined over the prior quarter.

The GDP3 project was completed on time and on budget and the new concentrator officially became operational in late March 2013.

Figure 5: Net operating costs of production1,2 per pound (Q4 2012 compared to Q1 2013)

1 Net operating costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 17-20 of this MD&A.
2 Per unit costs of production may not sum due to rounding.

In the first quarter 2013, net operating costs per pound of copper produced averaged US$2.07, a 10% decrease over the US$2.30 per pound averaged in the fourth quarter 2012. Positively impacting net operating costs per unit of production period over period was a 9% increase in copper pounds produced, capitalized stripping, partially offset by higher maintenance, labour and consumable costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

After remaining relatively flat over the early part of the first quarter of 2013, the spot market for copper prices based on London Metals Exchange (LME) began to weaken due to disappointing global economic data and continued growth uncertainty in China. After hitting a peak level of US$3.75 per pound in early February, the price dropped by nearly ten percent at the end of the first quarter. Much of the demand concern from China results from intensified government controls being placed on its property market. Construction accounts for an estimated 60 percent of copper demand in China. Additionally, China’s industrial output has had the weakest start to a year since 2009 and copper imports into China dropped to a two year low in February. Despite the slowing demand for copper in China, there is still support at current copper pricing levels and relatively balanced supply and demand.

LME copper inventories climbed in the first quarter rising to their highest levels since 2002. Although inventories are high, cancelled warrants reached an all-time high in the quarter as well. Cancelled warrants represent tonnes of copper still in LME warehouses, but no longer available for trade as it is tonnage waiting for the owner’s instructions to the warehouse company for removal from the warehouse.

Results of operations are affected by the Canadian dollar/US dollar exchange rate. Product sales are denominated in US dollars while the majority of operating expenses are denominated in Canadian dollars. Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on operating results; however, changes in this rate have historically been correlated with offsetting changes in copper prices which have mitigated this effect. Fluctuations in the Canadian dollar/US dollar exchange rate will also have an effect on the net operating cash costs of production as reported in US$ per pound.

REVIEW OF PROJECTS

New Prosperity project

On September 20, 2012, the Environmental Impact Statement (EIS) was submitted to the three-member Review Panel established for the federal environmental assessment of the project and, following a review period, the panel responded with a list of information requests that they considered necessary prior to proceeding to public hearings. The Company submitted responses to these requests on February 28, 2013. The panel responded with a short list of supplemental information requests on March 28, 2013. The Company is reviewing and preparing responses to those requests. The next stage in the federal environmental assessment process will be public hearings. This will be followed by the panel’s preparation and submission of a report to the Federal Minister of the Environment.

Aley project

The current focus on the Aley niobium project is upgrading the resources announced in March 2012 to a NI 43-101 compliant reserve. Ore reserve definition drilling was completed in 2012 and metallurgical, process, and construction engineering requirements are scheduled to be concluded in the first half of 2013. Baseline environmental studies are ongoing.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended
		March 31,
(Cdn$ in thousands)	2013	2012	Change
Net loss	(10,482)	(6,253)	(4,229)
Unrealized loss (gain) on derivatives	(1,985)	15,484	(17,469)
Gain on sale of marketable securities	(34)	(235)	201
Write-down of marketable securities	9,387	-	9,387
Unrealized (income) loss on DCDs	-	(171)	171
Non-recurring other expenses (income)	(430)	-	(430)
FX translation (gains) losses	3,227	(2,660)	5,887
Estimated tax effect of adjustments	(2,541)	(3,105)	564
Adjusted net (loss) earnings [1]	(2,858)	3,060	(5,918)

1 Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 17-20 of this MD&A.

In the first quarter of 2013, the Company realized a net loss of $10.5 million, compared to a net loss of $6.3 million in the prior-year quarter. Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business, and has presented these items in the table above.

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These swings are a result of the derivatives comprising our hedge program at the balance sheet date, and marking-to-market this copper hedge position using the forward copper price as at the balance sheet date. The hedge position at the end of March 2013 consisted of put options for approximately 50% of Taseko’s share of Gibraltar’s estimated copper production for 2013.

The foreign currency translation impact and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative positions are reflected in net earnings in the period in which the position is settled.

It should also be noted that 2012 comparative figures have been adjusted to reflect a change in International Financial Reporting Standards (“IFRS”) regarding stripping costs in the production plans of a surface mine. Prior to the change, there was no standard in IFRS on this matter and we followed the standard that existed under Canadian GAAP, which limited capitalization of such costs. The change should improve conformity and comparability between mining companies subject to IFRS and places us on the same footing as our international peers.

As a result of the new accounting standards for deferred stripping, $10.9 million of stripping costs were capitalized in 2012. Figures for 2012 have been restated so that all figures are presented on a comparable basis. This new standard results in a decrease in production costs and an increase in depreciation and amortization expense. The effect of the new standard on the first quarter 2013 results is set out in the table below:

TASEKO MINES LIMITED
Management’s Discussion and Analysis

(Cdn$ in thousands)
Additional amounts capitalized	4,032
Additional depreciation	(525)
Inventory change	(1,398)
Effect on gross profit	2,109
Tax effect (35%)	(733)
Net effect on profit attributable to shareholders	1,376

Revenues
	Three months ended
		March 31,
(Cdn$ in thousands)	2013	2012	Change
Copper concentrate	56,426	49,241	7,185
Copper cathode	33	72	(39)
Total copper sales	56,459	49,313	7,146
Molybdenum concentrate	2,735	5,290	(2,555)
Silver contained in copper concentrate	956	750	206
	60,150	55,353	4,797
(thousands of pounds, unless otherwise noted – 75% basis)
Copper in concentrate[1]	16,145	12,736	3,409
Average realized copper price (US$ per pound) [2]	3.47	3.87	(0.40)
Average LME copper price (US$ per pound)	3.60	3.77	(0.17)

1 Copper pounds sold reflect net copper pounds sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to derive net pounds of copper sold.
2 The average exchange rate for first quarter 2013 was CAD/USD $1.0086 (2012: $1.0013) .

Copper sales volumes during the first quarter increased 27% over the first quarter 2012. However, the increase in revenues was only 14% year over year, due to lower realized copper prices. London Metals Exchange (LME) copper prices averaged US$3.60 per pound in first quarter 2013, down 4.5% compared to US$3.77 per pound in first quarter 2012. The Company’s average realized copper price of US$3.47 for the first quarter 2013 is lower than the London Metals Exchange average price of US$3.60 per pound, due to the provisional sale of 9.2 million pounds of Gibraltar’s (75%) copper at quarter end. Provisional sales are priced using the LME copper forward curve, based upon the month in which they are scheduled to settle, which has declined hence yielding a lower copper sales price. Molybdenum revenues have decreased 48%, due to a 29% reduction in sales volumes and the impact of the decline in molybdenum prices year over year.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
	Three months ended
		March 31,
(Cdn$ in thousands)	2013	2012	Change
Direct mining costs	40,014	34,362	5,652
Depreciation	6,379	3,743	2,636
Treatment and refining costs	3,412	2,761	651
Transportation costs	3,333	3,134	199
Changes in inventories of finished goods and WIP	(6,202)	(8,974)	2,772
	46,936	35,026	11,910
(thousands of pounds – 75% basis)
Copper production	17,420	15,638	1,782
Copper sales	16,145	12,736	3,409
(Cdn$ per pound)
Direct mining costs per pound produced	2.30	2.20	0.10
Depreciation per pound produced	0.37	0.24	0.13
Treatment and refining costs per pound sold	0.21	0.22	(0.01)
Transportation costs per pound sold	0.21	0.25	(0.04)

The 34% increase in cost of sales reflects the 27% increase in copper sales volumes in first quarter of 2013 compared to the prior-year quarter. For the first quarter of 2013, direct mining and processing costs increased by 16% over the first quarter of 2012. Contributing to the period-over-period increase in direct mining and processing costs for the first quarter was a 44% increase in tons mined. Direct mining and processing costs for the first quarter 2013 compared to the prior-year quarter were negatively impacted by higher labour and consumable costs and lower by-product credits. The increase in direct mining costs on a ‘per-unit of production’ basis was also affected by the decrease in recovery period-over-period.

Depreciation expenses have increased period-over-period, reflecting an increase in assets placed into service, an increase in production levels and the increased levels of amortized stripping costs under IFRIC 20. See note 21 of the Company’s condensed consolidated interim financial statements.

Total treatment and refining costs and transportation costs have slightly increased, consistent with the increase in pounds sold.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other operating expenses (income)
	Three months ended
		March 31,
(Cdn$ in thousands)	2013	2012	Change
General and administrative	4,977	5,384	(407)
Exploration and evaluation	2,637	4,319	(1,682)
Other operating expenses (income):
Realized loss on copper derivative instruments	3,073	1,689	1,384
Unrealized (gain) loss on copper derivative instruments	(1,985)	15,484	(17,469)
Loss on disposition of property, plant and equipment	-	73	(73)
Management fee income	(281)	(255)	(26)
Other income	(430)	-	(430)
	377	16,991	(16,614)

The $0.4 million decrease in general and administrative expenses during the first quarter 2013 is primarily due to a $0.8 million decrease in share-based compensation costs, partially offset by increases in other expenses.

Decreased exploration and evaluation expenses period over period reflects the reduced level of activity at both the Aley and the New Prosperity projects during the first quarter of 2013. During first quarter 2013, approximately $1.1 million was spent on Aley and approximately $1.5 million was spent on the New Prosperity project, compared to $1.9 million and $2.4 million, respectively, for the first quarter of 2012.

The Company purchased put options for 59.6 million pounds of 2013 copper production. The puts were purchased at a premium of US$0.18 per pound for the first half of 2013 and US$0.17 per pound for the second half of 2013. These costs will be realized over the course of 2013, $3.1 million of which was recognized in the first quarter of 2013. The outstanding copper derivatives are also marked-to-market each period end to fair value with any changes in fair value recognized in income as unrealized gains or losses. In the first quarter 2013, $2.0 million was recognized in unrealized gains as a result of the movement in copper prices since 2012 year end, as well as the expiry of contracts during the quarter. The amount of gain or loss on the copper hedge program is driven by changes in copper prices relative to the fixed price in the put option contracts.

For 2012, the Company purchased put options for 68.8 million pounds of copper, partially financed by selling calls for an equivalent amount of copper, for a net cost of US$0.10 per pound. The $1.7 million realized loss on copper derivatives reflects the net cost of the put options that expired during the first quarter 2012. The unrealized losses of $15.5 million were a result of the mark-to-market, as well as the expiry of the contracts during the first quarter 2012.

Marketable securities

During the period, the Company reviewed the value of its marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required. Accordingly, the Company recorded a pre-tax charge of $9,387 (2012 – nil) in profit or loss to reflect this write down.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Finance expenses

	Three months ended
		March 31,
(Cdn$ in thousands)	2013	2012	Change
Interest expense	1,742	3,777	(2,035)
Accretion on PER	551	596	(45)
	2,293	4,373	(2,080)

Finance expenses for the first quarter of 2013 are net of $3.4 million of interest capitalized on the GDP3 project, which caused the decrease in finance expenses compared to the first quarter of 2012. After adjusting for capitalized interest, finance expenses have remained relatively constant period over period. The Company expects to cease capitalizing interest expense in the second quarter of 2013 now that GDP3 has completed commissioning.

Finance income

	Three months ended
		March 31,
(Cdn$ in thousands)	2013	2012	Change
Interest income	1,441	1,901	(460)
Realized income on dual currency deposits	267	112	155
Unrealized income (loss) on dual currency deposits	-	171	(171)
Gain on sale of marketable securities	34	235	(201)
	1,742	2,419	(677)

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits, gains and losses on the dual currency deposits, as well as gains on sale of marketable securities. During the first quarter 2013, income from these items decreased compared to the first quarter 2012 due to the lower levels of cash invested in these instruments.

Income tax

	Three months ended
			March 31,
(Cdn$ in thousands)	2013		2012	Change
Current expense	300		4,070	(3,770)
Deferred expense (recovery)	1,167		(4,688)	5,855
	1,467		(618)	2,085
Effective tax rate	(16.2%	)	8.9%
Canadian statutory rate	25.0%		25.0%
BC Mineral tax rate	9.8%		9.8%

In first quarter 2013, we realized an income tax expense, compared to an income tax recovery in the first quarter 2012. Current cash taxes were relatively constant year over year.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The effective tax rate for first quarter 2013 was lower than the statutory rate of 34.8% . Permanent differences related to non-deductible share-based compensation and impairments on securities in addition to adjustments to foreign exchange on debt had the effect of reducing the effective tax rate by 45.1% and included the impact of BC Mineral taxes. In addition, there were adjustments for unrecognized tax benefits that reduced the effective tax rate by 5.9% .

The effective tax rate for the first quarter 2012 was lower than the statutory rate primarily due to BC Mineral tax, permanent differences and unrecognized tax benefits. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes and permanent differences, such as share based compensation contributed to a 37.8% reduction from the statutory rate. Unrecognized tax benefits related to unrealized foreign exchange gain on debt contributed to an additional 7% increase of the tax rate. When these differences are applied to the net income, they impact the effective tax rate significantly. Other items including the impact of the reduction of corporate tax rates created minor impacts on the effective tax rate of approximately 5%.

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at March	As at
	31,	December 31
(Cdn$ in thousands)	2013	2012	Change
Cash and equivalents	69,145	134,995	(65,850)
Current assets excluding cash	104,739	93,713	11,026
Non-current assets	682,536	647,542	34,994
Other assets	121,070	120,198	872
Total assets	977,490	996,448	(18,958)
Current liabilities	59,238	75,213	(15,975)
Long-term debt	242,958	234,793	8,165
Other liabilities	209,008	216,634	(7,626)
Total liabilities	511,204	526,640	(15,436)
Equity	466,286	469,808	(3,522)
Non-cash working capital [1]	45,501	18,500	27,001
Net debt [1]	193,831	117,865	75,966
Total common shares outstanding (millions)	191.1	190.9	0.20

1 Non-cash working capital and net debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 17-20 of this MD&A.

Taseko’s asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash and equivalents, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Current assets including cash have decreased by $54.8 million, primarily as a result of a $34.9 million increase in property, plant and equipment.

Total liabilities decreased from $526.6 million as at December 31, 2012 to $511.2 million as at March 31, 2013. This decrease reflects the reduction in accounts payable and accrued liabilities as at March 31, 2013 over

TASEKO MINES LIMITED
Management’s Discussion and Analysis

December 31, 2012. Current liabilities have decreased by $16.0 million and long-term debt has increased by $8.2 million, offset by a $7.6 million decrease in other liabilities.

The PER valuation was adjusted during the first quarter 2013 for changes in estimated cash flows required to discharge the liability, along with a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates increased to 2.5% at March 31, 2013 compared to 2.4% at December 31, 2012. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are sensitive to even the slightest change in discount rates.

As at May 1, 2013, there were 192,144,955 common shares outstanding. In addition, there were 11,661,500 director and employee stock options. More information on these instruments and the terms of their exercise is set out in note 21 of our 2012 annual financial statements.

Liquidity, cash flow and capital resources

At March 31, 2013, the Company had cash and equivalents of $69.1 million, as compared to $135.0 million at December 31, 2012. As at March 31, 2013, an additional $20.1 million of highly-liquid money market instruments are recorded as current other financial assets ($10.0 million) and long-term other financial assets ($10.1 million), respectively, as these instruments have maturity dates greater than three months from the date of acquisition.

Operating cash flow for the first quarter 2013 was an outflow of $7.5 million compared to an inflow of $48.7 million for the prior-year quarter. A $52.3 million decrease in non-cash working capital was the primary contributor to the significant swing in operating cash flow period over period. The principal use of net operating cash flows has been capital expenditures.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper hedges are entered into on our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources to address capital needs and minimize the weighted average cost of capital.

Cash used in investing activities for first quarter 2013 was $53.8 million, which was mostly due to the purchase of property, plant and equipment for the GDP3 expansion. Cash provided by investing activities for the prior-year quarter was $4.9 million from the maturity of financial assets of $42.2 million in dual currency deposits (“DCD”) with terms greater than three months and $0.6 million of interest received, offset by $37.7 million invested in property, plant and equipment. A DCD is a financial instrument which combines a money market deposit with a currency option to provide a higher yield than that available for a standard deposit.

Cash used for financing activities for the first quarter 2013 was $4.9 million, primarily due to a combined debt repayment and interest charges of $5.9 million, offset by $0.3 million in proceeds on the issuance of common shares. This compares to cash used for financing activities of $10.9 million for the prior-year quarter comprised of the repurchase of common shares for $7.5 million and a combined $3.9 million for debt repayment and interest charges, offset by $0.5 million in proceeds from share issuance.

Hedging strategy

The hedging program was implemented in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, the Company’s strategy has been to hedge at least 50% of copper production using put options that are either purchased outright or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Currently, approximately 50% of the Company’s share of Gibraltar’s estimated production for the second quarter of 2013 is hedged at US$3.00 per pound and for the second half of 2013 at US$2.75 per pound. Recently we hedged 40% of Taseko’s share of Gibraltar’s estimated production for the first quarter of 2014 at US$3.00 per pound.

Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

Commitments and contingencies

At March 31, 2013, capital commitments associated with GDP3 totaled $8.6 million on a 100% basis. Capital commitments for all other projects were $5.5 million. The Company’s share of total commitments was $10.6 million at March 31, 2013.

SUMMARY OF QUARTERLY RESULTS

	2013	2012				2011
(Cdn$ in thousands,	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
except per share amounts)
Revenues	60,150	62,878	60,999	74,377	55,353	60,512	84,204	48,349
Net earnings (loss)	(10,482)	(5,514)	(3,133)	5,761	(6,253)	(7,694)	30,028	(1,113)
EPS [1]	(0.05)	(0.03)	(0.02)	0.03	(0.03)	(0.04)	0.15	(0.01)
Adjusted net earnings (loss) [2]	(2,858)	(2,679)	2,453	5,867	3,060	9,941	(1,991)	1,863
Adjusted EPS [1]	(0.01)	(0.01)	0.01	0.03	0.02	0.05	(0.01)	0.01
EBITDA 2, [3]	(2,196)	1,302	137	17,219	(1,085)	(4,828)	56,523	3,685
Adjusted EBITDA [2,3]	7,969	5,082	7,585	17,361	11,333	19,222	13,667	7,488

(US$ per pound, except where indicated)
Realized copper price [2]	3.47	3.48	3.64	3.52	3.87	3.56	3.73	4.25
Total cash costs of sales [2]	2.26	2.65	2.51	2.28	1.98	2.20	2.33	2.37
Copper sales (million pounds - 75% basis)	16.1	17.4	16.1	19.8	12.7	15.4	21.8	10.7

1 Calculated using weighted average number of shares outstanding under the basic method. Sum of all the quarters may not add up to the yearly total due to rounding.
2 Adjusted net earnings (loss), adjusted EPS, EBITDA, adjusted EBITDA, realized copper price and total cash costs of sales are non-GAAP financial performance measure with no standard definition under IFRS. See pages 17-20 of the Company’s MD&A.
3 Certain prior-period measures have been recalculated to conform to the presentation adopted for the current period.

Financial results for the last eight quarters reflect: volatile copper prices that impact realized prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing production costs caused by inflationary pressures on key input costs. There are other cost elements in the mine and mill operations where we have identified significant opportunities for improvement and expect to see a downward trend in 2013. Continued focus remains on long-term reduction of unit costs and further efficiencies will be gained once GDP3 achieves design capacity in 2013.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the 2012 annual financial statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; assessment of joint control in business combinations; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements and the 2012 annual financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of these amendments and concluded that the Company’s interest in the Gibraltar joint arrangement is a joint operation. The Company arrived at this conclusion through assessing the Joint Venture and Operating agreements in place. There was no material impact on the Company’s financial statements upon adopting IFRS 11.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Production Stripping Costs

The IFRS Interpretations Committee issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), effective January 1, 2013.

Previously, the Company only capitalized stripping costs incurred in order to provide initial access to the ore body. IFRIC 20 now provides specific guidance on how to account for stripping costs. It requires such costs to be capitalized where the recognition criteria set out in IFRIC 20 are met.

IFRIC 20 requires the Company to identify specific components of the ore body to which stripping costs will relate. A component is defined as a specific volume of the ore body that is made more accessible by the stripping activity. It is considered that a mine may have several components, which are identified based on the mine plan. Stripping costs are then capitalized when stripping activities occur in excess of the average expected for the component. Stripping costs are depreciated over the life of the component based on units of production.

IFRIC 20 is to be applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented. The financial impacts of the Company’s transition to IFRIC 20 can be found in note 21 and the 2012 comparative information contained in these financial statements has been restated.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, at the direction of our chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report, and have concluded that they were effective.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

During the first quarter 2013, the Company incurred total compensation expenses of $2.6 million for its key management personnel compared to $2.8 million in the first quarter 2012.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the first quarter of 2013, the Company issued 133,333 DSU’s to directors. The DSU’s were valued at $3.18 per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at March 31, 2013 was 133,333 units.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During the first quarter 2013, the Company incurred general and administrative expenses and exploration and evaluation expenses of $0.5 million with HDSI compared to $0.6 million for the first quarter of 2012.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. During the first quarter of 2013, the Company has earned $0.28 million of other operating income for these services rendered, compared to $0.25 million in the first quarter of 2012.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Total operating costs per pound

Total costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less non-cash items such as depreciation and share-based compensation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total operating costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total operating costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

	Three months ended
		March 31,
(Cdn$ in thousands, unless otherwise indicated)	2013	2012
Cost of sales	46,936	35,026
Less non-cash items:
Depreciation	(6,379)	(3,743)
Share-based compensation	-	(50)
Less by-product credits:
Molybdenum	(2,735)	(5,290)
Silver	(956)	(750)
Total cash costs of sales	36,866	25,193
Total copper sold (thousand pounds – 75% basis)	16,145	12,736
Total cash costs per pound sold	2.28	1.98
Average exchange rate for the period (CAD/USD)	1.0086	1.0013
Total cash costs of sales (US$ per pound)	2.26	1.98

	Three months ended
		March 31,
(Cdn$ in thousands, unless otherwise indicated)	2013	2012
Total cash costs of sales	36,866	25,193
Net change in inventory	6,202	8,975
Total operating costs of production	43,068	34,168
Less offsite costs:
Treatment and refining costs	(3,412)	(2,761)
Transportation costs	(3,333)	(3,133)
Net operating costs	36,323	28,273
Total copper produced (thousand pounds – 75% basis)	17,420	15,638
Total costs per pound produced	2.09	1.81
Average exchange rate for the period (CAD/USD)	1.0086	1.0013
Net operating costs of production (US$ per pound)	2.07	1.81

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended
		March 31,
(Cdn$ in thousands, except per share amounts)	2013	2012
Net loss	(10,482)	(6,253)
Unrealized loss (gain) on derivatives	(1,985)	15,484
Gain on sale of marketable securities and dividend income	(34)	(235)
Write-down of marketable securities	9,387	-
Unrealized (income) loss on DCDs	-	(171)
Non-recurring other expenses (income)	(430)	-
FX translation losses (gains)	3,227	(2,660)
Estimated tax effect of adjustments	(2,541)	(3,105)
Adjusted net (loss) earnings	(2,858)	3,060
Adjusted EPS	(0.01)	0.02

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, loss on the extinguishment of debt, and gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended
		March 31,
(Cdn$ in thousands, except per share amounts)	2013	2012
Net loss	(10,482)	(6,253)
Add:
Depreciation	6,518	3,910
Interest expense	1,742	3,777
Interest income	(1,441)	(1,901)
Income tax expense (recovery)	1,467	(618)
EBITDA	(2,196)	(1,085)
Adjustments:
Unrealized (gain)/loss on derivative instruments	(1,985)	15,484
Gain on sale of marketable securities	(34)	(235)
Write-down of marketable securities	9,387	-
Non-recurring other expenses (income)	(430)	-
Foreign currency translation (gains) losses	3,227	(2,660)
Unrealized (income) loss on DCDs	-	(171)
Adjusted EBITDA	7,969	11,333